UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Baúna field

—

Rio de Janeiro, November 6, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 07/24/2020 and 07/28/2020, informs that it has concluded today the sale of its entire stake in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda (Karoon), a subsidiary of Karoon Energy Ltd.

After fulfilling the previous conditions, the transaction was concluded with the payment of US$ 150 million to Petrobras. The value received at the closing is added to the amount of US$ 49.9 million paid to Petrobras at the signing, on July 24, 2019. The remaining amount, estimated in approximately US$ 40 million, will be paid by Karoon in 18 months from today's date, considering the price adjustments, since the base date of the transaction is 01/01/2019 and, thus, the value was adjusted according to the result of the cash flow incorporated by Petrobras until the closing date. In addition, it was agreed by the parties the contingent part of the price, to be received by Petrobras until 2026, in the amount of USS 285 million.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Baúna field

The Baúna field, located in the Santos Basin on the coast of the state of São Paulo, began operating with the FPSO Cidade de Itajaí in February 2013. The average production of the field from January to September 2020 was approximately 16 thousand barrels of oil per day and 104 thousand m³/d of gas. With this transaction, Karoon will become the operator of the concession with 100% stake.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer